Fiscal 2017 Management Discussion & Analysis

AGILITY INNOVATION EXECUTION

Building a globally dominant cannabis company

Aurora Cannabis Inc.

AURORA

A YEAR OF UNPARALLELED EXECUTION

World's largest capacity, most technologically advanced cannabis facility

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Aurora Cannabis
Aurora Cannabis
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canvas RX

NEWS
CALGARY

Pedanios

CANN
GROUP LIMITED

AURORA

FISCAL 2017

INVESTOR HIGHLIGHTS

$18.9 M
in F2017 revenues

20,000
active and pending registered patients

TWO
acquisitions

TWO
strategic partnership investments

Rapidly constructing
100,000+ Kg
per year advanced production facility

AGILITY	Fastest ever organic growth to **20,000** active and pending registered patients	First to make independent lab test data available for all products	First and only LP to offer same day delivery in two metropolitan centres
INNOVATION	**AURORA SKY** – world's most technologically advanced cultivation facility	Collaboration with Radient on new extraction technology	First and only licensed producer with mobile app for purchase of medical cannabis
EXECUTION	Raised **>$230 MILLION** to fuel aggressive growth strategy	On track with construction **100,000+ KGPA** Aurora Sky Facility	Migrated from **CSE** to **TSX-V** Graduated from **TSX-V** to **TSX**
NATIONAL EXPANSION	**CANVASRX** (100%) From 13 to 25 locations	**PELOTON PHARMACEUTICALS** (100%) 40,000 sqft	**HEMPCO FOOD & FIBER** (Up to 50.1%)
INTERNATIONAL EXPANSION	**GERMANY** Pedanios (100%)	**AUSTRALIA** Cann group (19.9%)	Export/import licenses received. First shipment to Germany completed.

INNOVATION

AURORA MOBILE

The world's first app for buying federally regulated medical cannabis is more convenient and easier to use than ever before.

Push notifications

- You can be the first to know about strain releases and other important Aurora news. Just sign up for push notifications and we'll be able to send prompts striahgt to your mobile device

Fingerprint Authentication

- Now you can access the Aurora mobile app without having to remember your client ID and password. Just use your registered fingerprint on your Android or iOS device and the app will log you in securely

Performance improvements

- Key performance improvements and stylistic changes make this version of the app faster, easier to navigate, and improve the overall user experience. Placing your order with Aurora has never been simpler

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RADIENT TECHNOLOGIES

Superior, proprietary extraction process: faster, more efficient, higher throughput, with terpene preservation.

AURORA SKY CONSTRUCTION

2017

First bays to be planted before year-end

- 290,000+ square feet of greenhouse structure has been erected
- 80% of which with glass fully installed.
- 6 of 17 growing bays erected
- 2 of 3 vegetative rooms standing
- Deep services (water and gas) 70% complete
- Electrical ring is nearly 50% complete.

2018

Completion full facility mid-year

- 120 out of 500 total required sea-cans have been received on-site
- Water reservoir has been completed, which will hold 17,000 m3 of water, equivalent to nearly 7 Olympic-sized swimming pools
- Plants in first operational bays by end of 2017.
- Full completion mid 2018

NATIONAL EXPANSION

2
1
3

1

CREMONA

THE FOUNDATION

- 55,200 square feet
- 10 flowering bays
- 960 lights
- ~100 employees
- 4000+ kg annually
- First purpose built industrial scale cannabis facility in Canada

2

AURORA SKY

EDMONTON

- 800,000 square feet
- 100,000+ kg per annum at full capacity
- 16 flowering bays, 3 vegetation bays, 1 propagation bay
- ~30,000 plants per bay
- 15 dry rooms
- Strategically located at Edmonton International Airport for domestic and export markets

3

PELOTON

POINTE-CLAIRE, QUEBEC

- 40,000 Square foot
- Near completion
- First harvests planned before year end
- Operations base for Quebec and the maritime provinces
- Integrating technology also to be used at Sky

INTERNATIONAL EXPANSION

PEDANIOS

GERMANY

- Germany's largest distributor of medical cannabis
- Supplying over 1,500 pharmacies
- Gateway to the EU
- Tender for domestic cultivation license on track
- Germany is world's largest federally-legal medical cannabis market
- Demand significantly exceeding supply

82M
population Germany
Broad insurance coverage of prescribed medical cannabis

~500M
population EU

CANN GROUP LTD.

AUSTRALIA

- Australia's first licensed cannabis company
- First harvest completed
- Distribution agreement with CannaKorp
- Cornerstone investor in IPO, now holding 19.9% of shares

ASX: CAN
1.25
1
.75
.5
Invested at AUD $0.30
.25
Jun. 15, 2017
Sept. 15, 2017

BUILDING A GLOBALLY DOMINANT CANNABIS COMPANY

DEAR
SHAREHOLDERS

Fiscal 2017 was a year of tremendous progress and growth,	market in a country with 82 million people, where there
driven by Aurora’s agility, innovation and disciplined	are no current domestic producers, and where demand is
execution of our business strategy. We are now emerging	significantly outpacing supply. We have now commenced
not just as a Canadian leader, but as a globally dominant	shipping product to Pedanios, and through this wholly
cannabis company. This is a truly remarkable achievement	owned Aurora subsidiary we are also applying for a license
considering we received our licenses to produce and sell	to cultivate locally. Pedanios furthermore provides us with
cannabis some 18 months after our key competitors among	access to the rapidly-developing EU market, with a potential
licensed producers. We’ve had to be faster, more innovative	market size of several hundred million people.
and better at seizing opportunities, to allow us to catch up,
surpass, and move to the head of the pack. It has been an	Innovation is a key component of Aurora’s DNA, and
incredible journey, and it’s only just starting.	we are leading the cannabis sector in the integration of
advanced technology across all areas of our operations.
This document provides some of the highlights of our path	We have significantly enhanced the customer experience by
so far, and points the way to the future, as we continue to	launching the world’s first and only mobile application for
expand in Canada and around the world.	the purchase of medical cannabis. We have also invested
in advanced production technologies, as evidenced by
During the 2017 fiscal year, we continued to deliver an	our collaboration with Radient Technologies, and the
excellent customer experience, with widely-admired high	adoption of world-leading agricultural technologies at our
quality products, substantial investments in customer	new facilities. We believe these investments will deliver
care, and innovative ways to make it easy for customers	industry-leading production per square foot, and ultra-low
to interact with us, through our unique mobile application	production costs.
and expanding same-day and next-day delivery. The result
has been what we believe to be the sector’s highest rate of	We have defined an aggressive growth strategy and we are
patient acquisition and consistently strong revenue growth.	executing exceptionally well on it. This has been possible
due to the continued support from our shareholders, and,
We also continue to execute on our expansion strategy.	of course, the incredible dedication and hard work of our
With Aurora Sky at Edmonton International Airport	people – whom we call “the A-Team”. The Aurora Standard
and our new Pointe-Claire, Quebec facility, in addition	continues to be the industry benchmark, and I look forward
to our outstanding purpose-built Mountain facility near	to sharing all the exciting news with you as we reach new
Calgary, we will have the capacity we need to lead in	milestones on our journey, building a globally dominant
the high-growth medical and pending adult consumer	cannabis company.
markets in Canada, as well to as capitalize on exceptional
international opportunities in Europe, Australia and other
emerging markets.	Yours faithfully,
Terry Booth, CEO
We are invested in Australia’s first ever licensed cannabis
company, and own 100% of Pedanios, Germany’s largest
distributor of medical cannabis. The latter is servicing a

AURORA CANNABIS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve month periods ended June 30, 2017

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of Aurora Cannabis Inc. (“the Company” or “Aurora”) for the three and twelve month periods ended June 30, 2017. The MD&A should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended June 30, 2017 and notes thereto (the “Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, Aurora Marijuana Inc. (“AMI”), Aurora Cannabis Enterprises Inc. (“ACE”), 1769474 Alberta Ltd. (“1769474”), Australis Capital Inc. (“ACI”), CanvasRx Inc. (“CanvasRx”), 10094595 Canada Inc., Peloton Pharmaceuticals Inc. (“Peloton”), and Pedanios GmbH (“Pedanios”). All significant intercompany balances and transactions have been eliminated on consolidation.

All dollar amounts referred to in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where indicated otherwise.

The Company’s continuous disclosure documents including Annual Information Forms are available on SEDAR at www.sedar.com.

This MD&A has been prepared as of September 25, 2017.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost of sales and cash cost to produce dried cannabis, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making.

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and future prospects in a manner similar to Aurora management.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost of Sales and Cash Cost to Produce Dried Cannabis

Cash cost of sales of dried cannabis is calculated by taking the total IFRS cost of sales and removing the effect of changes in fair value of biological assets, non-cash production costs, oil conversion costs, cost of sales from service revenue, and purchases from other Licensed Producers (“LP’s”), all divided by the total number of grams of dried cannabis produced in the period.

Cash cost to produce dried cannabis is cash cost of sales less packaging costs (post-production cost).

14 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Management believes these measures provide useful information as they measure the efficiency of production and may be a benchmark of the Company against its competitors.

AURORA OVERVIEW

The Company is in the business of producing and distributing medical marijuana consisting of dried cannabis and cannabis oil, pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Aurora received its license to produce and sell medical cannabis on February 17, 2015 and November 27, 2015, respectively. The Company received its license to produce and sell cannabis oil products on February 16, 2016 and January 20, 2017, respectively.

Aurora’s current principal market is patients who are authorized to use medical cannabis in Canada. Under the ACMPR, Aurora sells dried cannabis and cannabis oil, offering delivery to patients directly through secure physical delivery services, as well as ordering services through the phone and innovative means such as the Company’s online shop and mobile application. Aurora currently sells dried medical cannabis at $9.00 per gram with compassionate pricing set at $6.00 per gram and cannabis oils at $95.00 per 30 milliliter bottle with compassionate pricing set at $65.00 per 30 milliliter bottle.

Aurora is one of Canada’s largest and fastest-growing sellers of cannabis (flower & oils). The Company produces and distributes high quality medical cannabis products with strong brand recognition to the Canadian medical cannabis market, is well positioned to gain significant market share of the expected adult usage market in Canada, and is a leader in the international expansion of the medical cannabis market.

Aurora’s strategy and vision is to build a leading, integrated global cannabis company through the construction of highly-efficient purpose-built facilities that allow the Company to produce significant volumes of low-cost, high quality cannabis, an aggressive and strategically focused international expansion, strong brand differentiation, and industry leading board, senior management and production teams. Aurora expects this strategy will deliver strong and sustainable shareholder value as the Company gains and retains significant market share of the domestic and international medical cannabis markets, as well as the Canadian adult usage market.

The Company operates a purpose-built 55,200 square foot production facility based in Mountain View County, Alberta with a current annual capacity of approximately 5,400 kilograms of high quality cannabis. Aurora also has 7.7 million square feet for land available at the Mountain View site for potential future expansion. Alberta is an ideal production location due to low energy, labour and tax costs.

Aurora is currently constructing two additional production facilities in Canada:

•	Edmonton, Alberta: an 800,000 square foot production facility “Aurora Sky” at the Edmonton International Airport
•	Pointe-Claire, Quebec: a 40,000 square foot production facility on Montreal’s West Island.

Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in the leading extraction technology company Radient Technologies Inc. (“Radient”), based in Edmonton, and is the cornerstone investor with a 19.9% stake in Cann Group Limited (Cann Group”), the first Australian company licensed to conduct research on, and cultivate, medical cannabis.

Aurora Cannabis Inc. 15

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise

The Company’s common shares trade under the symbol “ACB” on the Toronto Stock Exchange (“TSX”) and under the symbol “ACBFF” on the United States OTCQX Market Exchange.

Financial and Operational Highlights

	Q4 2017	Q3 2017	Q2 2017	Q1 2017
	#	#	#	#
Active registered patients (1)	16,400	13,110	12,200	8,200
Grams sold	755,059	653,008	538,045	435,720
Grams produced	1,164,683	846,849	670,322	354,975

(In CDN $000’s unless otherwise noted)	$	$	$	$
Revenues	5,936	5,175	3,885	3,071
Average selling price per gram	7.45	6.64	5.96	6.32
Cash cost of sales per gram (2)	2.09	2.31	2.56	3.89
Cash cost to produce per gram (2)	1.91	1.91	2.13	3.89
Cash and cash equivalents	159,796	111,116	55,846	23,194
Working capital	170,142	126,530	60,060	23,213
Investment in capital assets	19,985	10,464	4,158	645

(1)	As of the date hereof, the Company has over 20,000 active and pending registered patients.
(2)

Cash cost of sales per gram and cash cost to produce per gram are non- IFRS financial measures that do not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions earlier in this document and reconciliation under “Results of Operations”.

RECENT DEVELOPMENTS (SUBSEQUENT TO JUNE 30, 2017)

Continued Strong Patient and Revenue Growth

•

As of the date of this report, Aurora has surpassed 20,000 active and pending registered patients less than 21 months after the Company’s first product sale in January 2016. Management believes this to be the fastest rate of patient registration for a Licensed Producer after the launch of commercial operations. Aurora has registered over 3,500 patients since the fiscal year ended June 30, 2017.

•	On July 1, 2017, Aurora increased the prices of its dried cannabis strains from $8.00 to $9.00 per gram (from $5.00 to $6.00 per gram for low-income patients).
•	August 2017 was a record month with gross product sales in excess of 328,322 grams and gross revenues exceeding $3.1 million from the sale of medicinal cannabis.

16 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

•

CanvasRx remains the leading Canadian network of cannabis counseling and outreach centres, with more than 29,000 registered patients. Over 8,400 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics. On September 12, 2017, CanvasRx opened its first location in British Columbia, located in Vancouver. This opening is the 25th CanvasRx location and the 7th opened in 2017.

Capacity Expansion

•

The construction of Aurora Sky at the Edmonton International Airport in Alberta is progressing well with first harvest expected in early 2018. At 800,000 square feet, with state-of-the-art technology and automation, Aurora Sky is expected to produce over 100,000 kilograms annually and deliver significant economies of scale for Aurora. Located on airport land, Aurora Sky is ideally positioned for increased domestic and international distribution. On June 16, 2017, Aurora held an official groundbreaking at Aurora Sky, with participation by the mayors of Leduc County, the City of Leduc, and the Alberta Minister of Municipal affairs, amid broad media coverage of the economic development benefits generated by the project, valued at more than $100 million.

•

Construction upgrades are nearly complete at the Company’s Pointe-Claire, Québec facility. The Company expects that production at this 40,000 square foot facility will commence before the end of 2017 with first harvest expected in early 2018.

Significant Advancements on International Expansion

•

The Company entered into a technical services agreement with Cann Group to facilitate an exchange of information and support across areas including the cultivation and processing of medical cannabis, extraction and manufacturing technology, and analysis of cannabis extracts.

•

Pedanios passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany. The second and final stage of the application process involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany. Results of the tender process are expected before the end of 2017.

•	In August 2017, Aurora’s Mountain View facility received EU GMP certification – the standard required by the German government for export to that market.
•

In September 2017, the Company received all the required permits to ship dried cannabis flower from Canada to Germany, enabling the Company to begin supplying the German medical cannabis market through Pedanios. On September 18, 2017, the Company shipped its first 50 kilograms of dried cannabis from its facility in Mountain View County, Alberta, to Berlin-based Pedanios, with further ongoing shipments planned. As of the date of this report, German import permits for additional product have been secured, and ongoing, regular shipments are scheduled.

Continued Capital Markets Cadence

•	Graduated from the TSX Venture Exchange to the Toronto Stock Exchange on July 24, 2017.
•	Approximately $87 million in additional gross cash proceeds remain available from the future exercise of warrants, stock options and compensation options/warrants.

Aurora Cannabis Inc. 17

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Investment in Product Line Expansion

•

Aurora agreed to invest $3,247 in the private placement of Hempco Food and Fiber Inc. (“Hempco”) of 10.6 million units at $0.3075 per unit. Upon closing, Aurora will own approximately 23% of the share capital of Hempco on a fully diluted basis. In addition, the Company will be granted an option to acquire certain shares from the majority owners of Hempco, which, upon exercise, would bring the Company’s total ownership interest in Hempco to over 50% on a fully diluted basis.

Continued Strengthening of the Senior Management Team

•

Aurora continued to build and strengthen its senior management team with talented and experienced individuals to ensure the Company has the leadership to further grow and build shareholder value through execution of domestic and international objectives and opportunities. In July and August 2017, the Company appointed Nilda Rivera as VP of Finance, Nick Whitehead as VP of Market Development, Dieter MacPherson as VP of Production, and John Barnet as Chief Cultivator.

Other Key Subsequent Events

•

The Company issued 3.18 million common shares, at a deemed price of $2.135 per common share, to the vendors of CanvasRx in accordance with CanvasRx achieving certain earn-out payment milestones for the period ended June 30, 2017, as set out in the share purchase agreement previously announced on August 10, 2016.

•	Received 14.3 million units and 0.8 million units of Radient on conversion of $2,000 debentures and payment of final interest, respectively.
•	Mr. Barry Fishman has resigned from the board of directors effective September 25, 2017. Mr. Fishman will continue to provide limited direction to the Company until a new director has been appointed.

KEY DEVELOPMENTS DURING THE FOURTH QUARTER 2017

Strong Revenue and Patient Growth

•	Aurora generated revenues of approximately $5,936, up 15% or approximately $ 761 from Q3 2017, including the sale of 755,059 grams of cannabis.
•	The Company added over 3,000 patients during the fourth quarter of 2017, representing an increase of 25% during the quarter.
•	Aurora commenced sales of cannabis oils in April 2017. The Company has seen exceptional demand for its cannabis oil products with oil sales now representing approximately 26% of gross revenues.

International Expansion

Acquisition of Pedanios – Germany and the EU

In May 2017, Aurora acquired Pedanios, a leading wholesale importer, exporter and distributor of medical cannabis in the European Union. The Company acquired all of the issued and outstanding shares of Pedanios for a total consideration of $23,728 consisting of €2,000 and 8,316,782 common shares of the Company.

18 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

As the country’s largest importer, exporter, and distributor of medical cannabis, Pedanios distributes to more than 1,500 German pharmacies, and currently relies exclusively on imported medical cannabis products from federally regulated producers in Canada and the Netherlands.

In July 2017, Pedanios successfully passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany. As a result of initial stage evaluations, the German Federal Institute for Medicines and Medical Products (“BfArM”), has requested Pedanios’ participation in second and final stage of the application process which involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany. Preparations for the organization’s tender for a domestic cultivation license remain on track, including detailed planning for the first ever indoor cannabis cultivation facility in Germany. Results of the tender process are expected before the end of 2017.

In September 2017, the Company received its Export Permit issued by Health Canada, as well as provisional import status from the German Bundesopiumstelle (Federal Narcotics Bureau), to import medical cannabis products into Germany through Pedanios. On September 18, 2017, the Company shipped 50 kilograms of dried cannabis from its facility in Mountain View County, Alberta, to Berlin-based Pedanios. This is the first quantity of product sourced from Aurora’s Canadian cultivation base to supply the German medical market. The Company has obtained German import permits for additional product and further ongoing shipments are scheduled.

Upon delivery to Pedanios, the product will be distributed to a network of more than 1,500 pharmacies across Germany, a country of more than 82 million people. Germany currently represents the largest single federally-legal medical cannabis market in the world, and is experiencing a significant shortage of supply. Of note, Germany is the first country in the world to cover the cost of medical cannabis, for any therapeutic application approved by a physician, through its national health insurance system. The market for medical cannabis in Germany is expected to expand rapidly.

Pedanios is also actively progressing discussions regarding entry into other European jurisdictions.

Cornerstone Investment in Cann Group IPO – Australia

On May 2, 2017, Aurora participated in Cann Group Limited’s initial public offering on the Australian Stock Exchange (ASX: CAN) for A$6.5 million, and now holds 19.9% of the shares issued and outstanding in Australia’s first licensed cannabis company.

Cann Group is building a world-class business focused on breeding, cultivating and manufacturing medical cannabis for sale and use within Australia.

Cann Group was issued Australia’s first medical cannabis cultivation license in March 2017, in addition to Australia’s first medical cannabis research license in February 2017. The company has also been issued permits that facilitate the establishment of breeding plants for propagation purposes; a research program being undertaken with Australia’s Federal research agency, the Commonwealth Scientific and Industrial Research Organization (“CSIRO”), to develop unique cannabis extracts; and the supply of plant material for manufacturing into medical cannabis products for patient use.

Aurora Cannabis Inc. 19

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

On July 18, 2017, Aurora entered into a technical services agreement with Cann Group, which covers the period until the end of 2022, to facilitate an exchange of information and support across areas including the cultivation and processing of medical cannabis, extraction and manufacturing technology, and analysis of cannabis extracts.
Cann Group successfully completed the harvest of its first cultivation cycle of medicinal cannabis at the company’s southern facility in Victoria. Cann Group is producing medicinal cannabis for manufacturing into a final product that can be accessed by patients via clinical trials, or through the TGA’s Authorized Prescriber or Special Access Scheme.

Cann Group completed a licensing and distribution agreement with CannaKorp, Inc. to import and sell the Cannacloud vaporizing device and to produce medical cannabis pods to be used with it. The vaporizing system will be sold as an open platform for licensed medicinal cannabis cultivators looking to have their cannabis available via a vaporization device.

Domestic Expansion

On April 28, 2017, the Company completed the acquisition of Peloton, a late-stage ACMPR applicant out of bankruptcy protection, including a 40,000-square foot cannabis production facility in Pointe-Claire, Quebec. The Company is completing construction and development of the facility which will feature selected new technologies that will also be employed at Aurora Sky. Production is expected to begin by the end of 2017. At full capacity, the facility is expected to be capable of producing up to 3,900 kilograms of high quality cannabis per year. The Company acquired Peloton for a total consideration of $9,139 consisting of $4,562 in cash, 573,707 common shares of the Company and acquisition related costs of $3,091. The total consideration is subject to change pending settlement of all claims with previous creditors by the bankruptcy trustee.

Strategic Investment in Hempco

Subsequent to June 30, 2017, the Company entered into a subscription agreement to purchase 10,558,676 units of Hempco at $0.3075 per unit for gross proceeds of $3,247 (the “Investment”). Each unit will consist of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.41 per share for a period of two years, subject to accelerated expiry if Hempco’s shares trade above a VWAP of $0.65 for any 30-day period following closing of the Investment. The subscription agreement provides that closing of Hempco’s private placement is subject to conditions, including the execution of an option agreement with the majority owners of Hempco and an investor rights agreement, TSX Venture, TSX and Hempco disinterested shareholder approval. Upon closing, the Company will hold approximately 23% of the share capital of Hempco on a fully-diluted basis.

On September 15, 2017, the Company and Hempco executed an Option Agreement (the “Option”) to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco, which, upon exercise, would bring the Company’s total ownership interest in Hempco to over 50% on a fully diluted basis. If the Company elects to exercise the Option, the shares will be acquired in tranches, the pricing of which, is contingent on certain performance milestones of Hempco.

On September 15, 2017, the Company and Hempco executed an Investor Rights Agreement that will allow Aurora to nominate two directors to the Hempco Board of Directors, require that Hempco adopt an expenditure policy, provide for certain matters related to cannabidiol extraction from hemp, and provide Aurora with anti-dilution protection.

20 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The Option and Investor Rights Agreement will become effective on the closing of Hempco’s private placement which remains subject to disinterested Hempco shareholder approval.

Hempco will be calling an extraordinary meeting of its shareholders for the purpose of asking them to approve the change of control that will result from completion of the Private Placement transaction.

Although the Investor Rights Agreement will not take effect until the closing of the Private Placement, Hempco has signed an undertaking, effective immediately, to use reasonable efforts to appoint the two Aurora nominees to the Hempco Board immediately, that it will use reasonable efforts to find a suitable candidate to be the new Chief Executive Officer of Hempco, with the goal of having the new candidate in place as soon as reasonably possible, that Hempco will adopt an expenditure policy, and that funds previously advanced by Aurora will be used to develop the Hempco facility in Nisku, Alberta, and for the settlement of certain Hempco payables. As of the date of this MD&A, the Hempco Board of Directors has appointed Mr. Allan Cleiren, Aurora’s Chief Operating Officer, and Mr. Steve Dobler, Aurora’s President and Director, as directors of Hempco.

Hempco is one of the world's largest industrial producers of hemp and hemp products, and currently offers three primary product lines: (1) bulk and packaged food products (e.g. hemp protein powder, hemp seeds or hearts, hemp oil etc.); (2) hemp fibre; and (3) nutraceuticals. Hempco's line of packaged foods are sold under the brand "Planet Hemp" and are distributed globally in seven countries.

Industrial hemp grown under contract to Hempco contains efficient extractable quantities of cannabidiol, (CBD) a compound shown through a growing body of anecdotal and scientific evidence to have considerable medical benefits in symptom management.

Aurora anticipates, based on recommendation by the Federal Task Force on Cannabis Legalization, that the regulations currently preventing industrial hemp producers from harvesting leaves, flowers and buds, which contain CBDs will be revised to allow for the processing of CBDs. Cannabidiol does not have any intoxicating effects such as those caused by tetrahydrocannabinol (THC).

The market for CBDs in the form of capsules, oils, and topicals is expected to show significant growth, and Aurora considers the proposed transaction with Hempco to be a strategic initiative to enable market share dominance in this attractive segment.

Through its relationship with Radient, the Company has access to an efficient, cost-effective, high-throughput methodology of producing CBD-based products at large scale, thus providing the Company with a considerable competitive advantage in addressing this growing market when CBD extraction from hemp is allowed.

Aurora Cannabis Inc. 21

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Strategic Relationship with Radient Technologies Inc.

On June 5, 2017, Aurora and Radient successfully completed their joint venture research activity and confirmed the effectiveness of Radient’s MapTM technology and associated continuous flow design for extracting cannabinoids from dried cannabis.

Based on the positive results of the study, Radient and Aurora have agreed to negotiate an exclusive development and commercialization agreement for the use of Radient’s technology, and to continue the exclusive joint venture for additional scientific research and development of cannabis and hemp products.

Strengthened Capital Position

Aurora significantly strengthened its balance sheet and liquidity position during the fourth quarter of 2017 with $76,687 in new financing as follows:

•

$75 Million Bought Deal Convertible Debentures: On May 2, 2017, the Company closed its bought deal private placement of unsecured convertible debentures in the aggregate principal amount of $75,000. The debentures bear interest at 7% per annum, payable semi-annually and mature on May 2, 2019. The debentures are convertible into common shares of the Company at a price of $3.29 per share, at the option of the holder, subject to a forced conversion if the volume weighted average price of the Company’s common shares exceeds $4.94 per share for 10 consecutive trading days. During the year ended June 30, 2017, the Company issued 45,593 common shares on the partial conversion of $150 principal amount of these debentures.

•	$1.6 Million on Exercise of Securities: During the three months ended June 30, 2017, the Company raised $1,687 on the exercise of warrants, options and compensation options.
•	During the quarter, the Company also converted approximately $18,521 of convertible notes into common shares.

For the year ended June 30, 2017, Aurora raised $213,009 in equity and convertible debt financings to provide the capital necessary to execute the Company’s aggressive domestic and international growth strategies.

Continued Strengthening of the Senior Management Team

During the fourth quarter of 2017, Aurora appointed Glen Ibbott as Chief Financial Officer, Allan Cleiren as Chief Operating Officer, Debra Wilson as Vice President of Human Resources, and Andrea Paine as Director of Quebec Affairs, each of whom has significant leadership experience in growth oriented organizations.

22 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

SELECTED ANNUAL INFORMATION

	June 30, 2017	June 30, 2016	June 30, 2015
	$	$	$
Total Revenue	18,067	1,439	-
Net loss	(12,968)	(5,723)	(9,518)
Net loss per share – basic and diluted	(0.05)	(0.04)	(0.12)
Total assets	322,679	18,396	13,527
Total non- current financial liabilities	63,818	4,440	2,292
Cash dividends per -share	Nil	Nil	Nil

The Company commenced commercial operations in February 2015 and began generating revenues from the sale of medical cannabis in January 2016.

The Company operates in two segments, the production and sale of medical cannabis and patient counselling and outreach services. Patient counselling became a segment on the completion of the acquisition of CanvasRx on August 17, 2016. Revenue is generated in two geographical locations, in Canada and in Germany. Germany became a geographical segment on the completion of the acquisition of Pedanios GmbH on May 30, 2017.

Net loss has increased from the previous year due to greater expenditures relating to the increase in production at its Mountain View County facility, expansion of its client care centre and related sales costs resulting directly from registration of new patients, scale-up in preparation for pending adult consumer legalization, as well as acquisition and due diligence expenditures relating to the Company’s domestic and international expansion strategy.

The increase in total assets during the year was primarily due to increases in cash and cash equivalents generated from debt and equity financings, biological assets and inventory as the Company ramped up production, property, plant and equipment related to the construction of Aurora Sky and the Company’s Pointe-Claire facility as well as new strategic investments in business and asset acquisitions.

Non-current financial liabilities increased from the previous year primarily due to the $75,000 convertible debenture financing completed in May 2017.

Aurora Cannabis Inc. 23

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information from continuing operations for the most recent eight quarters:

			Earnings (Loss)
Quarter ended	Revenue	Net Income (Loss)	per share
(In CDN $000s)	$	$	$
June 30, 2017	5,936	(4,816)	(0.01)
March 31, 2017	5,175	139	-
December 31, 2016	3,885	(2,678)	(0.01)
September 30, 2016	3,071	(5,613)	(0.03)
June 30, 2016	1,220	(7,474)	(0.05)
March 31, 2016	219	2,527	0.02
December 31, 2015	-	593	-
September 30, 2015	-	(1,369)	(0.01)

The net loss for the quarter ended June 30, 2017 was primarily attributable to the unrealized loss on debentures, increased finance costs relating to debentures, share-based payments, acquisition and project evaluation costs, and increased expenditures due to scaling up operations.

The net income for the quarter ended March 31, 2017 was primarily attributable to the unrealized gain on the changes in fair value of biological assets and unrealized gain on debenture and marketable securities.

The net losses for the quarters ended September 30, 2016 and June 30, 2016 were primarily due to a decrease in unrealized gain on changes in fair value of biological assets and increased expenditures due to increased corporate activities related to scaling up of its operations, the acquisition of CanvasRx and various equity and debt financings.

The net income for the quarters ended March 31, 2016 and December 31, 2015 was primarily attributable to the unrealized gain on the changes in fair value of biological assets.

RESULTS OF OPERATIONS

During the twelve months ended June 30, 2017, the Company continued to advance its aggressive business and operating strategies that included increased operational and production efficiencies realized from the Mountain View production facility, the construction of its Aurora Sky and Pointe-Claire facilities, continued registration and servicing of new and existing patients, increasing production to meet current and anticipated increases in product demand, strategic acquisitions and investment opportunities and several financing transactions resulting in equity and debt offerings.

During the prior year, the Company commenced commercial operations and focused its efforts on launching its product, revamping its website, registering patients, strengthening board governance through the appointment of independent directors, hiring key employees to advance its business operations and raising capital through equity and debt financings to fund business operations.

24 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Revenues

						Grams of	Average Net
	Sales		Net Sales	Service	Total	Cannabis	Selling Price
Quarter ended	Revenue (1)	Discounts	Revenue	Revenue	Revenue	Sold	per Gram
	$	$	$	$	$	#	$
June 30, 2017	6,979	(1,352)	5,627	309	5,936	755,059	7.45
March 31, 2017	5,342	(1,006)	4,336	839	5,175	653,008	6.64
December 31, 2016	4,044	(837)	3,207	678	3,885	538,045	5.96
September 30, 2016	3,483	(731)	2,752	319	3,071	435,720	6.32
June 30, 2016	1,604	(384)	1,220	-	1,220	200,310	6.09
March 31, 2016	311	(92)	219	-	219	56,770	3.86
December 31, 2015	-	-	-	-	-	-	-
September 30, 2015	-	-	-	-	-	-	-

(1)	Sales revenue is from the sale of cannabis products, net of returns and allowances.

Revenues for the three months ended June 30, 2017 were $5,936 as compared to $1,220 in the three months ended 2016. The increase in revenues during the fourth quarter was primarily due to continued increase in patients as well as an increase in the average selling price per gram of medical cannabis. In addition, the Company generated additional revenues from its subsidiaries, CanvasRx and Pedanios, related to patient counselling and outreach services and wholesale distribution of medical cannabis to pharmacies in Germany respectively. Revenues for the fourth quarter consisted of the sale of dried medical cannabis and cannabis oils of $5,627 and patient counselling and outreach services of $309. Of the total $5,936 revenues in the fourth quarter, $439 was generated in Germany and $5,497 was generated in Canada. Total product sold for the period was 755,059 grams of dried cannabis and cannabis oils at an average net selling price of $7.45 per gram (200,310 grams of dried cannabis in the fourth quarter of 2016 at an average selling price of $6.09 per gram).

Revenues for the twelve months ended June 30, 2017 were $18,067 as compared to $1,439 in the twelve months ended 2016. The increase in revenues during the year was primarily due to patient growth and the increase in the average selling price per gram of medical cannabis. The Company also generated additional revenues related to patient and counselling and wholesale distribution of medical cannabis in Germany.

Revenues for the year consisted of the sale of dried medical cannabis and cannabis oils of $15,922 and patient counselling and outreach services of $2,145. Of the total $18,067 revenues in the year, $439 was generated in Germany and $17,628 was generated in Canada. Total product sold for the year was 2,381,832 grams of dried cannabis and cannabis oils at an average selling price of $6.68 per gram.

Aurora Cannabis Inc. 25

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Aurora has a compassionate pricing program that helps low-income households and patients on provincial or federal assistance programs have access to its medical cannabis. Aurora’s dried medical cannabis are currently priced at $9.00 per gram with compassionate pricing set at $6.00 per gram, and cannabis oils at $95.00 per 30 milliliter bottle with compassionate pricing set at $65.00 per 30 milliliter bottle. During the year ended June 30, 2017, approximately 30% of registered patients purchased medical cannabis through the compassionate pricing program (2016 – 23%). For the three months ended June 30, 2017, approximately 37% of registered patients purchased medical cannabis through the compassionate pricing program (2016 – 25%).

The Company received its license from Health Canada to sell medical cannabis under the ACMPR on November 27, 2015 and generated its first product sale on January 5, 2016. In January 2017, the Company obtained its cannabis oil sales license and commenced the sale of cannabis oils in April 2017.

From the commencement of sales in January 2016 to August 31, 2017, the Company has sold a total of 3,263,161 grams of medical cannabis at an average selling price of $6.89 per gram.

Cost of Sales

Included in cost of sales for the three and twelve months ended June 30, 2017, were the unrealized gains on changes in fair value of biological assets of $3,230 and $7,469 respectively, inventory expensed of $1,314 and $3,472 respectively, and production costs of $2,006 and $6,008 respectively.

Included in cost of sales for the three and twelve months ended June 30, 2016, were the unrealized loss on changes in fair value of biological assets of $4,024 and unrealized gains of $3,004 respectively, inventory expensed of $185 and $295 respectively, and production costs of $1,220 and $1,946 respectively.

The increase in production costs and inventory expensed to cost of sales during the three and twelve months ended June 30, 2017 was largely attributable to increases in production and production yields during the periods. For the same periods in the prior year, the Company was in the early stages of production as it commenced commercial operations in January 2016.

Biological assets consist of cannabis plants at various pre-harvest stages of growth which are recorded at fair value less costs to sell at the point of harvest. Cost to sell are primarily related to shipping costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for inventory. Inventory is later expensed to cost of sales when sold and offset against the unrealized gain on biological assets. Production costs are expensed through cost of sales.

26 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cash Cost of Sales

The Company calculates cash cost of sales of dried cannabis, on a total and per gram basis, as follows:

Unaudited Non-IFRS Measure	Year end	Three months ended
(In CDN $000’s, except gram amounts)	Jun 30 ‘17	Jun 30 ‘17	Mar 31 ‘17	Dec 31’16	Sep 30 ‘16
	$	$	$	$	$
Cost of sales (recovery) per IFRS	2,011	90	(587)	(476)	2,984
Add (less):
Changes in fair value of biological assets	7,469	3,230	2,620	2,881	(1,262)
Inventory expensed to cost of sales:
Cost of sales on service revenue	(71)	(31)	(40)	6	(6)
Cost of sales on products purchased from other Licensed Producers	(1,422)	(337)	(206)	(611)	(268)
Production costs:
Oil conversion costs	(140)	(403)	263	-	-
Depreciation	(352)	(111)	(92)	(81)	(68)
Total cash cost of sales of dried cannabis	7,495	2,438	1,958	1,719	1,380

Grams produced in the period	3,036,829	1,164,683	846,849	670,322	354,975
Cost of sales per gram of dried cannabis	$2.47	$2.09	$2.31	$2.56	$3.89

Cash Cost to Produce Dried Cannabis

The Company calculates cash cost to produce, on a total and per gram basis, of dried cannabis as follows:

Unaudited Non-IFRS Measure	Year end	Three months ended
(In CDN $000’s, except gram amounts)	Jun 30 ‘17	Jun 30 ‘17	Mar 31 ‘17	Dec 31’16	Sep 30 ‘16
	$	$	$	$	$
Cash cost of sales of dried cannabis	7,495	2,438	1,958	1,719	1,380
Less: packaging costs	(846)	(219)	(336)	(291)	-
Total cash cost to produce dried cannabis	6,649	2,219	1,622	1,428	1,380

Grams produced in the period	3,036,829	1,164,683	846,849	670,322	354,975
Cash cost to produce per gram of dried cannabis	$2.19	$1.91	$1.91	$2.13	$3.89

Grams of dried cannabis sold in the period	2,336,928	710,155	653,008	538,045	435,720
Cash cost of dried cannabis sold in the period	$5,768	$1,487	$1,509	$1,379	$1,695

Aurora began selling medical dried cannabis and cannabis oils in January 2016 and April 2017, respectively. The continuing decrease in the cash cost to produce per gram from quarter to quarter was due to increased production yields, resulting in more efficient allocation of costs and overhead. Total production costs are expected to increase in the next year as the Company completes construction and begins producing cannabis at its new facilities in Alberta and in Quebec. However, per gram production costs are expected to decrease materially as the efficiencies from automation, scale and yield expertise are realized in the new Aurora facilities.

Aurora Cannabis Inc. 27

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Gross Profit

Gross profit was $5,846 and $16,056 for the three and twelve months ended June 30, 2017, respectively compared to $4,209 gross loss and $2,202 gross profit for the three and twelve months ended June 30, 2016, respectively. The gross profit during the periods was partially attributable to the net effect of changes in fair value of biological assets.

Gross profit for the three months ended June 30, 2017 increased by 1% or $83 as compared to the previous quarter, from $5,763 for the three months ended March 31, 2017 to $5,846 for the three months ended June 30, 2017. The increase in gross profit resulted from a gain on the effect of changes in fair value of biological assets, offset by a 63% increase in production costs (mainly wages) and inventory expensed to cost of sales as a result of scaling up of production.

General and Administration

	Three months ended June 30,		Twelve months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Professional fees	(712)	507	1,793	1,201
Office and administration	795	133	1,450	693
Wages and benefits	1,914	440	3,570	1,121
	1,997	1,080	6,813	3,015

General and administration costs increased by $917 and $3,798 for the three and twelve months ended June 30, 2017, respectively. The over-all increase was primarily attributable to increases in corporate and general administrative activities of the Company as it scaled up its business operations, completed various equity and debt financings, as well as other costs incurred related to ongoing negotiations for additional financings and investment opportunities. In the prior periods, the Company commenced its business operations as it transitioned to a fully licensed producer.

Professional fees decreased by $1,219 and increased by $592 during the three and twelve months ended June 30, 2017, respectively. The overall increase for the year resulted from various legal, regulatory, advisory and other fees as the Company completed various transactions related loans and investments, debt and equity financings and due diligence activities, and entered into various consulting contracts, employment agreements, and other business contracts to support its increasing business operations. The Company also incurred legal fees related to litigations, mediation and/or arbitration. The Company settled all outstanding claims during the year. As of the date hereof, management is not aware of any material claims or possible claims against the Company. Regulatory fees increased as a result of the transfer of the Company’s listing from the Canadian Securities Exchange to the TSX Venture Exchange and from the OTCQB to the OTCQX as well as various acquisitions and financings completed during the year. The decrease in the fourth quarter was primarily due to a reclassification of professional fees relating to acquisition and project evaluation costs which is separately disclosed on the consolidated statement of comprehensive loss.

28 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Wages and benefits increased by $1,474 and $2,449 during the three and twelve months ended June 30, 2017, respectively. The increase during the year was primarily due to hiring of an aggregate of 25 (2016 - 9) staff in the finance, corporate and human resources (HR) departments. During the fourth quarter, the Company accrued management and employee bonuses, and hired a total of 3 in finance and HR (2016 - nil). Additionally, management compensation increased as the Company strengthened its management team with the hiring of new a CFO and COO to achieve its growth objectives and execute its aggressive domestic and international expansions strategy.

Acquisition and Project Evaluation Costs

Acquisition and project evaluation costs increased by $1,551 and $1,551 during the three and twelve months ended June 30, 2017, respectively. The Company incurred legal, consulting and advisory fees relating to business acquisitions, investments and due diligence activities as part of its domestic and international expansion. These costs were reclassified from professional fees during the fourth quarter.

Sales and Marketing

	Three months ended		Twelve months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
Consulting fees	1,297	58	3,678	93
Branding, public and media relations, and tradeshows	353	205	1,073	661
Selling and client care expenses	1,376	382	4,015	493
Wages and benefits	580	213	1,504	459
	3,606	858	10,270	1,706

Consulting fees increased by $1,239 and $3,585 during the three and twelve months ended June 30, 2017, respectively. The increase was primarily attributable to service fees paid during the three and twelve months ended June 30, 2017 of $1,290 and $3,659, respectively to Canadian Cannabis Clinics pursuant to an agreement to provide operational, administrative and consulting services to CanvasRx. No such expense was incurred in the prior periods. Since the acquisition of CanvasRx in August 2016, the Company has increased its number of active and pending registered patients from approximately 5,000 to over 20,000, of which, 7,000 are CanvasRx patients that have registered with Aurora.

Selling and client care expenses increased by $994 and $3,522 during the three and twelve months ended June 30, 2017, respectively. Selling expenses consist of shipping costs, sales fees and commissions and payment processing fees. Client care expenses relate to patient registrations and maintenance, and consist of rent, utilities, and office expenses for the client care centre. The increase in selling and client care expenses is directly related to the increase in sales during the periods and the expansion of the client care centre. Selling and client care expenses in the prior periods represent less than six months of costs as the Company commenced sales of medical cannabis in January 2016.

Aurora Cannabis Inc. 29

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Wages and benefits increased by $367 and $1,045 during the three and twelve months ended June 30, 2017, respectively, as during the year, the Company strengthened its senior management team and hired a total of 44 (2016 – 17) staff mainly in client care as well as other personnel in compliance, Information Technology (IT), public affairs and marketing. During the fourth quarter, the Company hired a total of 14 (2016 - 11) in client care, compliance, IT and marketing. The increase in personnel in the client care centre is required to support the increase in patient volume during the periods. Since the beginning of commercial operations in January 2016, the Company has acquired approximately 16,400 active registered patients as of June 30, 2017.

Research and Development

Research and development costs for the three and twelve months ended June 30, 2017 were $123 and $314, respectively compared to $250 and $565 for the three and twelve months ended June 30, 2016, respectively. During the year, research and development included the continued development of the cannabis grow process, method development for extraction of cannabis oils, packaging improvements, and process validations related to laboratory procedures. Research and development costs were higher in the prior year primarily due to the experimental research and development of cannabis oils in preparation for commercialization, in addition to expenditures relating to the research, development and documentation of the cannabis grow process and genetics of various cannabis strains.

Share-based Payments

The Company recorded share-based payments of $2,062 for 2,705,000 stock options granted and vested during three months ended June 30, 2017 and $7,584 for 12,170,000 stock options granted and vested during twelve months ended June 30, 2017.

During the three and twelve months ended June 30, 2016, the Company recorded share-based payments of $203 and $913, respectively for stock options and warrants granted and vested. 1,250,000 and 4,877,500 options were granted during the three and twelve months ended June 30, 2016, respectively.

Finance and Other Costs

Finance and other costs were $459 and $6,582 during the three and twelve months ended June 30, 2017, respectively compared to $938 and $1,444 for the three and twelve months ended June 30, 2016, respectively.

During the three months ended June 30, 2017, included in finance and other costs were financing fees, accretion and interest charges from aggregate unsecured convertible debentures of $115,000 raised during the period. Of these debentures, $35,530 were converted into 23,345,777 common shares during the period.

During the twelve months ended June 30, 2017, accretion of $905 was accelerated related to a prepayment of $4,000 interest free long-term related party loans. In addition, financing fees of $681 were fully amortized and a prepayment interest fee of $253 was paid as a result of a prepayment of $4,000 in short-term loans.

30 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Financing fees related to the fair value of 2,712,500 warrants of $877 was recognized as financing fees. These warrants were issued as consideration to the amendment of the terms of certain convertible debentures. The Company repaid aggregate loans of $10,215 during the twelve months ended June 30, 2017. During the three and twelve months ended June 30, 2016, finance and other costs mainly consisted of interest and accretion expenses on the $2,500 and $3,000 related party loans which bore interest at 4%, a $3,000 secured loan which bore interest at 19.5%, and a $1,650 secured loan which bore interest at 12%.

Other Income (Expenses)

The Company recorded an unrealized loss on debenture of $3,138 and $1,135 during the three and twelve months ended June 30, 2017, respectively related to a fair value change on its investment of $2,000 convertible debenture during the year. The Company initially recorded an unrealized gain at inception on the debenture of $12,564 which is being amortized over two years.

The Company recorded an unrealized gain on marketable securities at inception of $1 and $1,334, and an unrealized loss on derivative of $153 and $335 during the three and twelve months ended June 30, 2017, respectively related to its investment during the year in a private placement of 2,777,800 units. Each unit consisted of one common share and one-half of a share purchase warrant. In addition, the Company recorded in other comprehensive income an unrealized gain on marketable securities of $6,077 and $6,077 during the three and twelve months ended June 30, 2017, respectively related to the change in fair value of the share component of the units.

Please see note 4 to the Company’s consolidated financial statements for a full disclosure on the investments.

Income Tax Recovery

During the twelve months ended June 30, 2017, the Company recorded a deferred tax recovery of $4,277 primarily related to convertible debenture financings of $115,000 and the CanvasRx and Pedanios acquisitions during the year.

The current tax recoveries for the current and prior periods related to SR&ED claims.

LIQUIDITY AND CAPITAL RESOURCES

During the twelve months ended June 30, 2017, the Company generated revenues of $18,067 from operations, and financed its current operations, growth initiatives, and met its capital requirements through debt and equity financings. The Company’s objectives when managing its liquidity and capital resources are to generate sufficient cash to fund the Company’s operating and working capital requirements.

Working capital as of June 30, 2017 was $170,142 as compared to a deficiency of $2,750 at June 30, 2016. The increase in working capital of $172,892 was largely attributable to the increase in cash and cash equivalents of $159,626 generated from debt and equity financings, new investments in securities of $14,845 and increases in biological assets and inventory of $7,629 partially offset by an increase in accounts payable of $7,067 due to production facility construction and contingent consideration payable of $13,221 related to performance milestones of a subsidiary.

Aurora Cannabis Inc. 31

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Marketable securities of $14,845 at June 30, 2017 mainly consisted of 21,562,314 common shares in an Australian publicly traded medical cannabis company at a market price of A$0.625 per share. The Company also holds 2,777,800 common shares in a Canadian publicly traded company.

Inventory at June 30, 2017 was $7,703 (2016 - $2,317) which consisted of dried cannabis of $5,845 (2016 - $2,230), cannabis oils of $1,676 (2016 - $Nil) and supplies and consumables of $182 (2016 - $87). The increase in inventory resulted from increased production of dried cannabis and the addition of cannabis oils. As at June 30, 2017, included in inventory was a provision of $1,630 (2016 - $785) to reduce inventory to net realizable value. The adjustment to net realizable value took into account the compassionate pricing for qualifying low income patients of $5.00 per gram of dried cannabis. Dried medical cannabis was sold at $8.00 per gram since commencement of sales, and increased to $9.00 per gram in July 2017, with compassionate pricing at $6.00 per gram. The Company commenced sales of cannabis oils in April 2017, which are currently priced at $95.00 per 30 milliliter bottle with compassionate pricing at $65.00 per 30 milliliter bottle.

Biological assets at June 30, 2017 were to $4,088 (2016 - $1,845). At June 30, 2017, the Company expected that the biological assets which consisted of plants at various stages of growth would yield approximately 599,245 grams (2016 – 227,449 grams) of medical cannabis when harvested. Biological assets increased during the year as a result of higher yields.

The Company’s long term assets mainly consisted of property, plant and equipment of $45,523, of which $11,662 related to the existing production facility in Alberta and $26,571 related to the ongoing construction of the Aurora Sky facility, convertible notes receivable of $11,071, as well as goodwill of $41,100 and intangible assets of $31,087 relating to business and asset acquisitions in the year.

Net cash and cash equivalents on hand increased from $259 as at June 30, 2016 to $159,796 as at June 30, 2017. The increase in cash and cash equivalents resulted mainly from net cash generated from financing activities of $220,328 offset by net cash used for operations of $10,506, and investments and capital expenditures of $50,475.

During the twelve months ended June 30, 2017, the Company significantly strengthened its balance sheet and liquidity position with approximately $213,009 in new equity and debt financings. The Company anticipates that it has sufficient liquidity and capital resources to meet all of its planned expenditures for the next twelve months.

Operating Activities

For the twelve months ended June 30, 2017, cash flows used for operating activities were $10,506 compared to $6,772 for the twelve months ended June 30, 2016. During the twelve months ended June 30, 2017, cash flows used for operations resulted primarily from cash inflows from adjusted gross profit of $8,587 offset by cash flows used for operating expenses of $15,563 and finance and other costs of $2,288 and cash outflows of $1,242 related to changes in non-cash working capital.

32 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise

Investing Activities

For the year ended June 30, 2017, the Company had net cash outflows related to investing activities of $50,475 as compared to $1,885 for the year ended June 30, 2016. Cash used in investing activities during the year included the following:

•	construction of the new Aurora Sky facility of $22,873, and the purchase of production equipment, computers and furniture, and building improvements of $2,845;
•	investments in a private placement of $7,877 and a convertible debenture of $2,000;
•	a promissory note receivable of $1,215;
•	acquisition of CanvasRx for net consideration and earn out cash payments of $4,641;
•	acquisition of Pedanios of $3,019 offset by cash balance assumed of $743; and
•	acquisition of Peloton of $6,748.

Investing activities during the prior year consisted mainly of the purchases of production equipment, computers and furniture, and website design and development.

Financing Activities

Net cash flows provided by financing activities for the year ended June 30, 2017 were $220,328 compared to $8,600 for the year ended June 30, 2016. During the year, the Company raised aggregate net cash proceeds of $230,796 as follows:

•	private placement of units for gross proceeds of $98,009 less share issue costs of $6,282;
•	unsecured convertible debentures in the principal amount of $115,000 less financing fees of $5,027; and
•	exercise of warrants and options for net proceeds of $29,096.

The above financing proceeds were offset by finance lease payments of $193 and repayments of loans totaling $10,215 consisting of related party loans of $5,756 and third party loans of $4,459.

For the year ended June 30, 2016, the Company raised aggregate net cash of $12,517 from short and long term loans, private placements, unsecured convertible debentures and from the exercise of options and warrants. The proceeds were offset by financing fees paid on debentures of $316 and repayments of loans totaling $2,352 consisting of related party loans of $510, related party advances of $842 and a third party secured loan of $1,000.

Capital Resource Measures

The Company’s major capital expenditures in fiscal 2017 mainly consist of the construction of its 800,000 square foot highly-automated greenhouse in Alberta, Canada. See “Capacity Expansion”. The Company believes it has sufficient cash and resources to fund the Company’s operations, meet its currently planned growth and fund development and expansion activities for the next fiscal year.

Aurora Cannabis Inc. 33

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Contractual Obligations

As of June 30, 2017, the Company had the following financial commitments:

		Less than		After
Contractual Obligation	Total	1 year	1 to 3 years	3 years
	$	$	$	$
Finance lease	452	107	345	-
Operating lease	143	60	83	-
Convertible notes	79,470	-	79,470	-
Office lease	2,772	624	1,374	774
Total	82,837	791	81,272	774

Investment in Australis Holdings LLP

Each of ACI and its joint venture partner, AJR Builders Group LLC (“AJR”), holds a 50% interest in Australis Holdings LLP (“AHL”), a Washington Limited Liability Partnership.

AHL purchased two parcels of land totaling approximately 24.5 acres (the “Property”) in Whatcom county, Washington for USD$2,300,000 in 2015 with the initial intention to construct a new cannabis production and processing facility. The Company subsequently decided not to move forward with US medical cannabis production. This property is currently for sale.

Pursuant to a promissory note dated April 10, 2015, the Company through ACI loaned CAD$1,645 to AHL to fund the purchase of the Property. The note bears interest at a rate of 5% per annum and matures on October 31, 2017. In the event of a default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of the Property and a second mortgage on the other title as well as a general security agreement granting ACI security over all present and after acquired property of AHL.

OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

34 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

TRANSACTIONS WITH RELATED PARTIES

Related Party Transactions

The Company entered into certain transactions with related parties during the years ended June 30, 2017 and 2016 as follows:

Goods and Services

Name and Relationship to Company	Transaction	Twelve months ended
			June 30,
		2017	2016
		$	$
Delcon Industries Ltd, a company controlled by Dale Lesack, a director of ACE	Consulting fees	150	150
Consulting fees paid for services as Production Facilitator.
Evolve Concrete, a company controlled by Chris Mayerson, a director of ACE	Consulting fees	61	150
Consulting fees paid for services as part- time (full-time in the prior year) Cultivator of the Company.
Canadian Cannabis Clinics (“CCC”), a company in which Joseph del Moral, is a common director	Service fees	3,659	-
CCC provides operational, administrative and consulting services to CanvasRx.
Superior Safety Codes (“Superior”), a company controlled by Terry Booth, CEO and Steve Dobler, President of the Company	Rent, accounting and administration	130	157
Rent for corporate offices in Edmonton and Calgary as well as accounting and administrative support at these offices pursuant to an Administrative Services and Office Space Agreement dated January 1, 2016.

Belot Business Consulting Corp, a company controlled by Neil Belot, Chief Global Business Development Office	Consulting fees	780	-
Consulting fees paid related to the CanvasRx acquisition.
748086 Alberta Ltd., a company controlled by Jason Dyck, a director of the Company	Consulting fees	44	59
Consulting fees related to Scientific Research and Development Services.
8115966 Canada Inc. (“8115966”), a company controlled by Michael Singer, a director of the Company	Consulting fees	57	20
Consulting fees for financial and other advisory services pursuant to a consulting agreement effective April 18, 2016 with 8115966.

Aurora Cannabis Inc. 35

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise

Key Management Personnel

Name and Relationship to Company	Transaction	Twelve months ended
			June 30,
(In CDN $000s)		2017	2016
		$	$
Lola Ventures Inc. (“Lola”), a private company controlled by Terry Booth, CEO	Management fees	288	125
Effective January 1, 2017, the Company entered into an employment agreement with Mr. Booth.
1771472 Alberta Ltd. (“1771472”), a private company controlled by Steve Dobler, President	Management fees	200	75
Effective January 1, 2017, the Company entered into an employment agreement with Mr. Dobler.
Branson Corporate Services Inc. (“Branson”), a company providing financial advisory services to the Company	Management fees	163	-
The Company entered into a management services agreement with Branson dated June 24, 2016, which includes the services of the Company’s former CFO, Amy Stephenson; Adam Szweras, a director of the Company, has a 24.5% indirect interest in Branson, through a family trust for the benefit of his minor children.

During the year ended June 30, 2017, additional compensation to key management personnel of $7,972 (2016 - $425) was paid or accrued through wages and short-term benefits of $1,283 (2016 - $168), director’s fees of $258 (2016 – $59) and share-based compensation of $6,431 (2016 - $198).

Related Party Balances

As at June 30, 2017, the following related party amounts were included in (a) accounts receivable, (b) accounts payable and accrued liabilities, (c) prepaid expenses and deposits, (d) short term loans, (e) long term loans, (f) note receivable:

	2017	2016
	$	$
(a) Accounts receivable
A company with common directors	72	-

(b) Accounts payable and accrued liabilities (1)
Companies controlled by directors and officers of the Company	76	102
Directors of the Company	-	36
Officers of the Company	565	-

(c) Prepaid expenses and deposits
Avarone	-	2

(d) Short-term loans
Lola Ventures Inc. (“Lola”)	-	540
1771472 Alberta Ltd. (“1771472”)	-	550
	-	1,090
(e) Long-term loans
Lola	-	1,579
1771472	-	1,579
	-	3,158
(f) Note receivable
Australis Holdings LLP	2,096	1,782

(1)	The amounts are unsecured, non-interest bearing and have no specific repayment terms.

36 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are described below.

Fair value measurements of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably investment in equity in securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. The assumptions regarding the derivative liabilities are disclosed in notes 14(d) and 15(d) to the Consolidated Financial Statements.

Aurora Cannabis Inc. 37

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Biological assets

Biological assets, consisting of cannabis plants and agricultural produce consisting of cannabis, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets and the agricultural product requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The valuation of biological assets at the point of harvest is the cost basis for all cannabis based inventory and thus any critical estimates and judgments related to the valuation of biological assets are also applicable for inventory. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. All acquisitions have been accounted for using the acquisition method.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

Goodwill impairment

The Company performs an annual test for goodwill impairment in the fourth quarter for each of the cash generating units (CGUs), and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective CGU, which we estimate using a discounted cash flow method. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data.

38 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The Company tests intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows.

Convertible instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of convertible notes components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options and warrants. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company’s future share price, risk free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Aurora Cannabis Inc. 39

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

NEW ACCOUNTING PRONOUNCEMENTS

There were no new standards effective July 1, 2016 that had an impact on the Company’s Financial Statements. The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 7 Financial instruments: Disclosure

IFRS 7 Financial instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted.

IFRS 15 Revenue from contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2017, with early application permitted.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

40 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

(a)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, promissory notes receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values as at June 30, 2017.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of hierarchy are:

Level	1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level	2 –	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level	3 –	Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the period.

The following table summarizes the Company’s financial instruments as at June 30, 2017:

			Financial	Other
	Available-for-sale	Loans and	assets at	financial
	financial assets	receivables	FVPTL	liabilities	Total
	$	$	$	$	$
Financial Assets
Cash and cash equivalents	-	159,796	-	-	159,796
Accounts receivable	-	2,312	-	-	2,312
Marketable securities	14,845	-	-	-	14,845
Promissory notes	-		-	-
receivable		1,222			1,222
Loans receivable	-	2,096	-	-	2,096
Convertible debenture	-	-	11,071	-	11,071
Derivative	-	-	292	-	292
Financial Liabilities	-	-	-
Accounts payable	-	-	-	8,753	8,753
Deferred revenue	-	-	-	1,421	1,421
Finance lease	-	-	-	351	351
Convertible notes (1)	-	-	-	63,536	63,536

(1)	The fair value of convertible notes includes both the debt and equity components.

Aurora Cannabis Inc. 41

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The following is a summary of financial assets measured at fair value segregated based on the various levels of inputs:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Marketable securities	14,845	-	-	14,845
Convertible debenture	-	-	11,071	11,071
Warrant derivative	-	-	292	292

Changes in level 3 financial assets for the year were as follows:

	Warrant	Convertible
	derivative	Debenture
	$	$
Opening balance	-	-
Additions	306	2,000
Unrealized gains at inception deferred	380	12,564
Unrealized losses	(394)	(3,493)
Ending balance	292	11,071

Changes in deferred gains on convertible debenture and derivative measured at fair value and included in level 3 of the fair value hierarchy were as follows:

	Warrant	Convertible
	derivative	Debenture
	$	$
Opening balance	-	-
Unrealized gains at inception deferred	380	12,564
Unrealized gains amortized	(59)	(2,358)
Ending balance	321	10,206

Changes in derivative liabilities measured at fair value and included in level 3 of the fair value hierarchy were as follows:

	2017	2016
	$	$
Opening balance	233	-
Initial recognition		323
Reclassification upon repayment of loans	(233)	-
Gain / loss on re-measurement to fair value at period end	-	(90)
Ending balance	-	233

The Company’s liability for the CanvasRx contingent consideration was measured at fair value based on unobservable inputs, and was considered a level 3 financial instrument. The fair value of the liability determined by this analysis was primarily driven by the Company’s expectations of CanvasRx achieving the milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. The primary inputs of the calculation were the probabilities of achieving the milestones and a discount rate.

42 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

(b)	Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related to risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(i)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, trade and other receivables, convertible debenture asset, and promissory notes receivable. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk is for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes recoverable (“GST”). Credit risk from the convertible debenture asset and promissory notes receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk, but has limited risk as the majority of sales are transacted with credit cards.

As at June 30, 2017, the Company’s aging of receivables was approximately as follows:

	2017	2016
	$	$
0 – 60 days	1,534	-
61 – 120 days	778	87
	2,312	87

Aurora Cannabis Inc. 43

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 22 to the Company’s Financial Statements, the Company has the following contractual obligations:

	Total	<1 year	1 - 3 years	3 -5 years
	$	$	$	$
Accounts payable and accrued liabilities	8,753	8,753	-	-
Deferred revenues	1,421	1,421	-	-
Finance lease	452	107	345	-
Convertible notes	79,470	-	79,470	-
	90,096	10,281	79,815	-

(iii)	Market risk

a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company holds cash in Canadian dollars and Euros, and investments in Australian dollars. The Company’s main risk is associated with fluctuations in Euros and Australian dollars and assets and liabilities are translated based on the foreign currency translation policy described in Note 2 of the Financial Statements.

The Company has determined that an effect of a 10% increase or decrease in the Australian dollar and Euro against the Canadian dollar on financial assets and liabilities, as at June 30, 2017, including cash, marketable securities and accounts payable and accrued liabilities denominated in Euros and Australian dollars, would result in an increase or decrease of approximately $1,430 (2016 - $Nil) to the net loss and comprehensive loss for the year ended June 30, 2017.

At June 30, 2017, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

44 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s short-term loan and convertible loans are either non- interest bearing or have fixed rates of interest and expose the Company to a limited interest rate risk.

c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10%, the Company would incur an associated increase or decrease in net loss and comprehensive loss of approximately $2,823 (2016 - $Nil). See Note 4 of the Financial Statements for additional details regarding the fair value of investments and marketable securities.

SUMMARY OF OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following securities issued and outstanding:

Securities (1)	September 25, 2017
#
Issued and outstanding shares	371,569,751
Options	15,586,150
Warrants	21,779,000
Compensation warrants	1,865,249
Convertible debentures	25,010,760

(1)	See the Company’s Financial Statements for a detailed description of these securities.

OUTLOOK

To achieve the Company’s vision and short-term goals, Aurora is expediting the completion of Aurora Sky, its major facility expansion at the Edmonton International Airport and of its facility in Pointe-Claire, Québec. The Company is currently executing an aggressive Canadian and international expansion, as evidenced by the April 2017 acquisition of Peloton in Québec, May 2017 acquisition of Pedanios in Germany, and lead participation in the May 2017 Cann Group IPO in Australia. The Company is also actively pursuing further domestic and international opportunities. Aurora is continuing to accelerate its penetration of the Canadian medical cannabis market and leverage its Health Canada sales license for derivative products. If, as expected, the Canadian federal government passes legislation legalizing the adult consumer use of cannabis, the Company is building organizational and production capacity to capture a share of the adult use market. Most recently, Aurora strengthened its senior management team with the appointment of a new CFO and COO as well as four Vice Presidents in finance, production, market development and human resources.

Aurora Cannabis Inc. 45

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”). On July 24, 2017, the Company commenced trading on the TSX, graduating from the TSX Venture Exchange. The Company’s CEO and CFO will be required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings, commencing with the six months ended December 31, 2017, the second reporting period after the Company became a non-venture issuer on the TSX.

FORWARD-LOOKING STATEMENTS

This MD&A may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

•	the construction of Aurora Sky, its associated costs, and receipt of licenses from Health Canada to produce and sell medical cannabis from this facility;
•	the completion of construction of its facility in Quebec and receipt of Health Canada licenses;
•	investments and capital expenditures;
•	its expectations regarding production capacity and production yields; and
•	product sales expectation and corresponding forecasted increase in revenues.

46 Aurora Cannabis Inc.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Twelve Month Periods Ended June 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks as set out under “Risk Factors” in the Company’s Annual Information Form dated September 25, 2017 filed on SEDAR.

Aurora Cannabis Inc. 47

BOARD OF DIRECTORS	Terry Booth	Joseph del Moral

	Dr. Jason Dyck	Michael Singer

	Steve Dobler	Adam Szweras

Barry Fishman

Capital Summary	September 25, 2017
TSX listed, ticker symbol	ACB
Securities

Issued & Outstanding Shares	371,569,751
Warrants	15,586,150
Options	21,779,000
Compensation options	1,865,249
Convertible debentures shares reserved for issuance	25,010,760
Fully Diluted	435,810,910

CONTACT

	Cam Battley	Marc Lakmaaker

	Executive Vice President	NATIONAL Equicom

	+1 (905) 864 5525	+1 (416) 848 1397

	cam@auroramj.com	mlakmaaker@national.ca